UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 1, 2026

Live Oak ACQUISITION CORP. V

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42540	61-2235506
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4921 William Arnold Road
Memphis TN	38117
(Address of principal executive offices)	(Zip Code)

(901) 270-3107

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	LOKVU	The Nasdaq Stock Market LLC

Class A ordinary shares, par value $0.0001 per share	LOKV	The Nasdaq Stock Market LLC

Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	LOKVW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement.

Forward Purchase Agreement

On June 1, 2026, Live Oak Acquisition Corp. V, a Cayman Island exempted company (“Live Oak”), and HB Strategies LLC (“Seller” or “FPA Investor”) entered into an agreement (the “Forward Purchase Agreement”) for an OTC Prepaid Share Forward Transaction-Optional Early Termination (the “Forward Purchase Transaction”) in connection with Live Oak’s proposed initial business combination (the “Business Combination”) with Teamshares Inc., a Delaware corporation (“Teamshares” and the surviving public company following consummation of the Business Combination, the “Combined Company”), which is the subject of the previously-disclosed Agreement and Plan of Merger entered into by Live Oak and Teamshares as of November 14, 2025 (as amended as of April 1, 2026, and as may be further amended or supplemented from time to time, the “Merger Agreement”). The Forward Purchase Agreement is intended to take effect on the date (the “Trade Date”) immediately following the date when Live Oak convenes and holds an extraordinary general meeting of Live Oak shareholders to consider and vote on the Merger Agreement and other proposals related to the Business Combination (the “Live Oak Shareholder Meeting”).

Pursuant to the terms of the Forward Purchase Agreement, upon consummation, if any, of the Business Combination (the “BC Closing”, to occur on the “BC Closing Date”), Live Oak will pay to Seller, from funds remaining in the trust account established by Live Oak at the time of Live Oak’s initial public offering (the “Trust Account”), after satisfaction of required redemption payments, an amount (the “Prepayment Amount”) equal to the product of the number of Subject Shares (as defined below, up to a maximum number of 4,000,000 shares) multiplied by an “Initial Price” determined as of five (5) exchange business days prior to the BC Closing Date (“Initial Price”), subject to adjustment for share splits, share dividends, combinations or recapitalizations occurring after the BC Closing, and Live Oak or the Combined Company will also reimburse Seller for certain expenses at the BC Closing or upon earlier termination of the Forward Purchase Agreement, as applicable. The Initial Price is subject to downwards (but not upwards) adjustment during the Term (as defined below), as further described below.

The number of Live Oak public shares (“Public Shares”) subject to the Forward Purchase Transaction (the “Subject Shares”), if any, to be comprised of Public Shares held by the FPA Investor currently or which may be purchased by the FPA Investor from holders of Public Shares (other than Live Oak and affiliates of Live Oak) prior to the BC Closing in accordance with the terms of the Forward Purchase Agreement, which may include but not be limited to shares purchased from holders of Public Shares (“Public Shareholders”) who have tendered requests to Live Oak to redeem such Public Shares or indicated an interest in redeeming Public Shares in accordance with Live Oak’s governing documents, will be set forth in a notice to be delivered to Live Oak by the FPA Investor no later than one trading day following the BC Closing, subject to a maximum of 4,000,000 shares. The terms of the Forward Purchase Agreement do not obligate the FPA Investor to purchase any Public Shares and any purchase of Public Shares prior to the deadline for Public Shareholders to request redemption of Public Shares must be made at per share prices lower than the per share redemption price. The number of shares subject to the Forward Purchase Transaction is subject to reduction during the term of the Forward Purchase Agreement upon terminations effectuated in the FPA Investor’s discretion in accordance with the terms of the Forward Purchase Agreement. The FPA Investor has agreed to waive any redemption rights with respect to the Subject Shares in connection with the Business Combination.

At any time or from time to time during the term of the Forward Purchase Agreement (the “Term”), lasting until a maturity date occurring 24 months from the date of the BC Closing, unless the Forward Purchase Agreement is earlier terminated by the FPA Investor in accordance with its terms (the “Maturity Date”), the FPA Investor may terminate the Forward Purchase Transaction, in whole or in part, with respect to any number of Subject Shares by written notice to the Combined Company to be delivered no later than the third business day following the date on which a termination with respect to any such shares (the “Terminated Shares”) occurs.  Upon any such termination date, the FPA Investor will deliver to the Combined Company a portion of the Prepayment Amount equal to the product of (i) the number of Terminated Shares multiplied by (ii) the Reset Price (as defined below) in effect at the time of such termination. The Forward Price is initially equal to the Initial Price but is subject to reduction (and not increase) during the Term to a “Reset Price,” which may be adjusted, at the Combined Company’s discretion, to the lowest daily VWAP over the preceding 10 trading days, and, will automatically adjust in the event the Combined Company issues securities at effective prices lower than the then-current Reset Price, subject to certain exceptions, as further described in the Forward Purchase Agreement. During the Term, the number of Subject Shares will be reduced by any Terminated Shares and any “Excess Shares” relative to certain beneficial ownership and other limitations set forth in the Forward Purchase Agreement. The Forward Purchase Transaction may also be terminated upon the occurrence of certain material adverse changes affecting the Combined Company’s and its subsidiaries’ business, assets, financial condition or results of operations after the BC Closing and other termination events. The Forward Purchase Agreement also incorporates terms and provisions relating to extraordinary events and events of default associated with, among other matters, legal or regulatory changes, insolvency and events affecting the listing or trading of the Combined Company’s securities on a national stock exchange.

In connection with the Forward Purchase Agreement, the FPA Investor agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom) other than in connection with its rights as a holder of Public Shares or for the Prepayment Amount upon the BC Closing as required by the Forward Purchase Agreement.

The purpose of the Forward Purchase Transaction is to reduce the number of Public Shares that may be redeemed in connection with the closing of the Business Combination.

The Forward Purchase Agreement requires that this Current Report on Form 8-K (this “Current Report”) disclose the redemption price per share that would be available to redeeming Public Shareholders if the Trust Account were to be liquidated as of a date within two business days prior to entry into the Forward Purchase Agreement. The approximate redemption price per share if the Trust Account was liquidated as of May 29, 2026, would be $10.54.

The Forward Purchase Agreement has been structured, and the terms of the Forward Purchase Agreement reflect, that activities by the FPA Investor in connection with the Forward Purchase Agreement have been or will be undertaken in a manner intended to comply with applicable tender offer regulations, including Rule 14e-5 under the Securities Exchange Act of 1934, as amended.

The foregoing summary of the Forward Purchase Agreement is qualified in its entirety by reference to the full text of the Forward Purchase Agreement, which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Disclosure On Redemptions Relating to the Forward Purchase Agreement:

The FPA Investor has agreed to waive any redemption rights under Live Oak’s governing documents that would require redemption by Live Oak of the Subject Shares. Such waiver may reduce the number of Live Oak Class A ordinary shares redeemed in connection with the Business Combination.

Additional Information and Where to Find It

A Registration Statement on Form S-4 filed with the SEC by Live Oak and Teamshares has been filed with, and been declared effective by, the U.S. Securities and Exchange Commission (the “SEC”). Live Oak has also filed or will file with the SEC a proxy statement setting forth proposals to be presented to Live Oak shareholders of record as of the Record Date at an extraordinary general meeting of Live Oak shareholders, which Proxy Statement also contains information about how to vote shares and how to attend the Shareholder Meeting. SHAREHOLDERS OF LIVE OAK AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT IN CONNECTION WITH LIVE OAK’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED BUSINESS COMBINATION BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT LIVE OAK, TEAMSHARES AND THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain copies of the Registration Statement and the Proxy Statement, without charge on the SEC’s website at www.sec.gov or by directing a request to: Live Oak Acquisition Corp. V, 4921 William Arnold Road, Memphis, TN, 38117 United States, Attn: Richard Hendrix, Chairman & Chief Executive Officer.

Participants in the Solicitation

Live Oak, Teamshares and their respective directors, executive officers and other members of their management and employees, as applicable, may be deemed to be participants in the solicitation of proxies from Live Oak’s shareholders in connection with the proposed Business Combination. Live Oak shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of Live Oak’s directors and officers in the solicitation by reading Live Oak’s final prospectus filed with the SEC on February 28, 2025 in connection with Live Oak’s initial public offering, Live Oak’s Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on March 30, 2026, and Live Oak’s other public filings with the SEC, including the Registration Statement and the Proxy Statement. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination, which may, in some cases, be different from those of shareholders generally, are set forth in the Registration Statement relating to the proposed Business Combination. These documents can be obtained free of charge from the source indicated above.

Forward Looking Statements

This Current Report contains forward-looking statements within the meaning of the U.S. federal securities laws. Actual results of Live Oak, Teamshares and the public company resulting from the proposed Business Combination (the “Combined Company”) may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this Current Report. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement with respect to the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed Business Combination and definitive agreements with respect thereto; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Teamshares and Live Oak or other conditions to Closing; (4) the inability to obtain or maintain the listing of Combined Company shares on Nasdaq or another national securities exchange following the proposed Business Combination; (5) the ability of Live Oak to remain current with its SEC filings; (6) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Live Oak and Teamshares after the Closing to grow and manage growth profitably and retain its key employees; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations; (10) the inability of Teamshares to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination; (11) the risk that additional financing in connection with the proposed Business Combination, or additional capital needed following the proposed Business Combination to support Teamshares’ business or operations, may not be raised on favorable terms or at all; (12) the evolution of the markets in which Teamshares competes; (13) the ability of Teamshares to implement its strategic initiatives and continue to innovate its existing products and services; (14) the level of redemptions of Live Oak’s public shareholders; and (15) other risks and uncertainties included in documents filed or to be filed with the SEC by Live Oak and/or Teamshares.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by Live Oak and Teamshares from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither Live Oak nor Teamshares presently knows, or that Live Oak and/or Teamshares currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this Current Report. Past performance by Live Oak’s or Teamshares’ management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Live Oak’s or Teamshares’ management teams or businesses associated with them as indicative of future performance of an investment or the returns that Live Oak or Teamshares will, or may, generate going forward. Neither Live Oak nor Teamshares undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Current Report, except as required by applicable law.

No Offer or Solicitation

This Current Report is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Forward Purchase Agreement, dated June 1, 2026, between Live Oak Acquisition Corp. V and HB Strategies LLC
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIVE OAK ACQUISITION CORP. V

By:	/s/ Richard Hendrix
Name:	Richard Hendrix
Title:	Chief Executive Officer

Dated: June 1, 2026